This document is important and requires your immediate attention.  If you are in any doubt as to how to deal with it, you should consult with the Information Agent for the Offer or with your investment dealer, stockbroker, accountant, lawyer or other professional advisor.

October 8, 2009

NOTICE OF VARIATION AND EXTENSION

of the

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares

(together with associated rights issued under the shareholder rights plan) of

CANADIAN HYDRO DEVELOPERS, INC.

at an amended price of

Cdn.$5.25 in cash for each Common Share

by

1478860 ALBERTA LTD.

a wholly-owned subsidiary of

TRANSALTA CORPORATION

1478860 Alberta Ltd. (the "Offeror"), a wholly-owned subsidiary of TransAlta Corporation ("TransAlta"), hereby gives notice that it is varying and extending its offer dated July 22, 2009 (the "Original Offer"), as amended by a notice of extension dated August 27, 2009, a notice of extension dated September 9, 2009, a notice of extension dated September 21, 2009 and a notice of extension dated October 2, 2009 (collectively, the "Notices"), to purchase, at an original purchase price of Cdn.$4.55 in cash per share, all of the issued and outstanding common shares in the capital of Canadian Hydro Developers, Inc. ("Canadian Hydro"), together with the associated rights (the "SRP Rights" and, together with the common shares in the capital of Canadian Hydro, the "Common Shares") issued and outstanding under the shareholder rights plan agreement of Canadian Hydro, and including any Common Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Canadian Hydro (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to, among other things: (i) increase the purchase price for the Common Shares to Cdn.$5.25 in cash for each Common Share; (ii) extend the expiry time for the Offer from 6:00 p.m. (Calgary time) on October 14, 2009 to 3:00 p.m. (Calgary time) on October 20, 2009; and (iii) revise the conditions of the Offer.

THE OFFER HAS BEEN VARIED AND EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 3:00 P.M. (CALGARY TIME) ON OCTOBER 20, 2009 (THE "EXPIRY TIME"), UNLESS WITHDRAWN OR EXTENDED.

THE BOARD OF DIRECTORS OF CANADIAN HYDRO HAS DETERMINED UNANIMOUSLY THAT THE OFFER IS IN THE BEST INTERESTS OF CANADIAN HYDRO AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY RESOLVED TO RECOMMEND THAT SHAREHOLDERS TENDER THEIR COMMON SHARES UNDER THE OFFER.

This notice of variation and extension (this "Notice of Variation and Extension") should be read in conjunction with the Original Offer and the accompanying take-over bid circular (the "Circular") dated July 22, 2009 (which together constitute the "Offer and Circular"), the related Letter of Transmittal and the Notice of Guaranteed

Delivery that accompanied the Offer and Circular and the Notices.  Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, each as amended by the Notices, continue to be applicable in all respects.  Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Variation and Extension have the same meaning as in the Offer and Circular.  Unless the context requires otherwise, reference in this document to the "Offer" means the Original Offer, as amended or supplemented by the Notices and this Notice of Variation and Extension.

Shareholders who have validly deposited and not properly withdrawn their Common Shares need take no further action to accept the Offer.  Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on green paper) that accompanied the Offer and Circular or a manually executed facsimile thereof and deposit it, together with the certificate(s) representing their Common Shares and all other documents required by the Letter of Transmittal, at the office of CIBC Mellon Trust Company (the "Depositary") shown on the Letter of Transmittal and on the back cover of this document prior to the Expiry Time and all in accordance with the transmittal instructions in the Letter of Transmittal.  The Offer may also be validly accepted by following the procedures for book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance – Book-Entry Transfer".

Alternatively, a Shareholder wishing to deposit Common Shares and whose certificate(s) for such Common Shares are not immediately available or whose certificate(s) for such Common Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, or who cannot comply with the procedures for delivery by book-entry transfer on a timely basis, may deposit such Common Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, "Time for Acceptance" and "Manner of Acceptance", using the Notice of Guaranteed Delivery (printed on yellow paper) that accompanied the Offer and Circular or a manually executed facsimile thereof.

Questions and requests for assistance may be directed to the Depositary, Georgeson Shareholder Communications Canada Inc., who has been engaged by the Offeror to act as the information agent (the "Information Agent") for the Offer, or RBC Dominion Securities Inc. and Goldman Sachs Canada Inc. (the "Dealer Managers") who have been engaged by the Offeror to act as the dealer managers for the Offer in Canada.  Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary, Information Agent or the Dealer Managers at their respective offices and telephone numbers shown below.  Additionally, copies of this document and related materials may also be found under Canadian Hydro's profile at www.sedar.com.

Persons whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares to the Offer.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR OR THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

100 University Avenue, 11th Floor

Toronto, Ontario, Canada  M5J 2Y1

North American Toll Free Number: 1-866-783-6752

Bank, Brokers and collect calls: 1-212-806-6859

The Depositary for the Offer is:

CIBC Mellon Trust Company

199 Bay Street, Commerce Court West, Securities Level

Toronto, Ontario, Canada  M5L 1G9

Toll Free (North America): 1-800-387-0825

Overseas: (416) 643-5500

Email: inquiries@cibcmellon.com

The Dealer Managers for the Offer are:

RBC Dominion Securities Inc.	Goldman Sachs Canada Inc.
200 Bay Street, 4th Floor	1310, 311 – 6th Avenue S.W.
Royal Bank Plaza, South Tower	Calgary, Alberta T2P 3H2
Toronto, Ontario M5J 2W7	Telephone: (403) 269-1333
Telephone: (416) 842-5596

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is being made for the securities of a Canadian company.  The Offer is subject to Canadian disclosure requirements which are different from those of the United States.

The enforcement by Shareholders of civil liabilities under United States federal or state securities laws may be adversely affected by the fact that: (a) the Offeror is a corporation governed under the laws of the Province of Alberta; (b) TransAlta is a corporation governed under the federal laws of Canada; (c) some or all of the Offeror's, TransAlta's or Canadian Hydro's respective officers and directors are residents of jurisdictions outside of the United States; (d) the Dealer Managers may reside in a jurisdiction outside of the United States; and (e) all or a substantial portion of the assets of the Offeror, TransAlta and Canadian Hydro and of the above–mentioned Persons may be located in jurisdictions outside of the United States.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described in the Circular may have tax consequences both in the United States and in Canada.  Such consequences may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 17 of the Circular, "Certain United States Federal Income Tax Considerations".

Shareholders should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, subject to applicable Canadian securities laws and any other applicable securities laws.

NOTICE TO HOLDERS OF CANADIAN HYDRO OPTIONS AND OTHER SECURITIES

The Offer is being made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must fully exercise, exchange or convert the options, rights or other securities, to the extent permitted by the terms of such securities and applicable law in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such options, rights or other securities to acquire Common Shares that the holder will have certificates representing the Common Shares received on such exercise, exchange or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery".

The tax consequences to holders of outstanding Canadian Hydro Options of exercising or not exercising their Canadian Hydro Options are not described in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations", or in Section 17 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of such Canadian Hydro Options should consult their advisors for advice with respect to potential income tax or other consequences to them in connection with the decision to exercise or not exercise their Canadian Hydro Options.

Notwithstanding the foregoing, TransAlta, the Offeror and Canadian Hydro have entered into the Pre-Acquisition Agreement (as defined below) which provides for, among other things, the conditional exercise of the Canadian Hydro Options.  See Section 4, "Recent Developments – Pre-Acquisition Agreement – Options".

CURRENCY AND EXCHANGE RATES

All dollar references in this Notice of Variation and Extension and in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On October 7, 2009, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was $1.00 = US$0.9417.

v

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained herein, including statements made under Section 4, "Recent Developments", and Section 5, "Source of Funds", and in the Offer and Circular, including statements made under Section 1 of the Circular, "The Offeror and TransAlta", Section 5 of the Circular, "Purpose of the Offer and Plans for Canadian Hydro", Section 8 of the Circular, "Acquisition of Common Shares Not Deposited", and Section 12 of the Circular, "Source of Funds", in addition to certain statements contained elsewhere in the Offer and Circular, are "forward-looking statements" and are prospective. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "targets", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements are based on estimates and assumptions made by the Offeror and TransAlta in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that the Offeror and TransAlta believe are appropriate in the circumstances, including their expectations of the timing, and the terms and benefits of the proposed acquisition. Many factors could cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, general business and economic conditions; the failure to meet certain conditions of the Offer; the ability to integrate the operations of Canadian Hydro; the timing and receipt of governmental approvals necessary to complete the Offer; the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable; and legislative and/or regulatory changes. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements contained in the Offer and Circular and herein. The Offeror and TransAlta disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or other circumstances, except to the extent expressly required by applicable law.

While the Offer is being made to all Shareholders on the books of Canadian Hydro, the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, together with the Notices and this document, do not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE OF VARIATION AND EXTENSION

TO:

THE SHAREHOLDERS OF CANADIAN HYDRO DEVELOPERS, INC.

This Notice of Variation and Extension amends and supplements the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as amended by the Notices, pursuant to which the Offeror is offering to purchase all of the Common Shares on the terms and subject to the conditions set forth in the Offer.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery (the provisions of which are incorporated by reference herein), each as amended by the Notices, continue to be applicable in all respects, and this Notice of Variation and Extension should be read in conjunction therewith. References in this Notice of Variation and Extension to the "Pre-Acquisition Agreement" mean the pre-acquisition agreement dated October 4, 2009 between TransAlta, the Offeror and Canadian Hydro.  The Pre-Acquisition Agreement is summarized more fully below under Section 4, "Recent Developments – Pre-Acquisition Agreement".

1.

Increase in the Offer Price for Common Shares

The Offeror has amended the Offer by increasing the purchase price for the Common Shares taken up under the Offer from Cdn.$4.55 in cash per Common Share to Cdn.$5.25 in cash per Common Share. All Shareholders who tender their Common Shares to the Offer will receive the increased Offer Price for their Common Shares taken up under the Offer, including those Shareholders who have already tendered Common Shares to the Offer. Shareholders who have validly deposited and not properly withdrawn their Common Shares need take no further action to accept the Offer. The Offeror will pay the increased Offer Price at the time of payment for Common Shares under the Offer.

Accordingly, the definition of "Offer Price" in the Offer has been amended to "means a purchase price of $5.25 in cash per Common Share". All references in the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to the price offered by the Offeror are deemed to be amended to reflect the foregoing.

The increased Offer Price represents a premium of approximately 50% over the volume weighted average trading price of the Common Shares on the TSX for the 10 trading days immediately preceding the announcement by the Offeror on July 20, 2009 of its intention to make the Original Offer, and a premium of approximately 44% over the closing price of the Common Shares on the TSX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Original Offer. On July 17, 2009, the last trading day prior to the announcement by the Offeror of its intention to make the Original Offer, the closing price of the Common Shares on the TSX was Cdn.$3.65.

2.

Extension of the Offer

The Offeror has extended the expiry time of the Offer to 3:00 p.m. (Calgary time) on October 20, 2009, unless withdrawn or further extended.  Accordingly, the definition of "Expiry Time" in the "Glossary" section of the Offer and Circular is deleted in its entirety and replaced with the following definition:

"Expiry Time" means 3:00 p.m. (Calgary time) on October 20, 2009, unless the Offer is withdrawn or is extended pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer or Circular", in which case the Expiry Time shall mean the latest date and time on which the Offer as so extended expires;

In addition, all references to October 14, 2009, in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (to the extent they refer to the Expiry Time and, in each case, after taking into account any amendments to such documents pursuant to the Notices) are amended to refer to October 20, 2009.

3.

Revised Conditions of the Offer

The Offeror has varied the Original Offer by deleting Section 4 of the Original Offer, "Conditions of the Offer" in its entirety and replacing it with the following:

Notwithstanding any other provision of the Offer, the Offeror shall not be required to accept for payment, purchase or pay for any Common Shares tendered, and may terminate the Offer or amend the Offer to postpone the acceptance for payment of, and payment for, Common Shares tendered, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)

there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Common Shares calculated on a fully-diluted basis, other than those Common Shares held by the Offeror or its affiliates or by Persons whose Common Shares may not be included as part of the minority approval of a Subsequent Acquisition Transaction (the "Minimum Condition");

(b)

all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or other Securities Regulatory Authorities) which are necessary in connection with the Offer shall have been obtained or concluded on terms and conditions satisfactory to Offeror, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(c)

the Offeror shall have determined, in its sole judgment, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Entity or by any elected or appointed public official or by any private Person in Canada or elsewhere, whether or not having the force of law, and no Law or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law:

(i)

which, in the sole judgment of the Offeror, acting reasonably, has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Common Shares, or the ability of the Offeror to take-up and pay for the Common Shares under the Offer, complete a Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(ii)

which, in the sole judgment of the Offeror, acting reasonably, has had or if the Offer was consummated would have a Material Adverse Effect on Canadian Hydro or the Offeror;

(d)

the Offeror shall have determined, in its sole judgment, acting reasonably, that there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for all of the Common Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e)

the Offeror shall have determined, in its sole judgment, acting reasonably, that Canadian Hydro shall not have breached or shall not have failed to perform any covenant to be performed by it under the Pre-Acquisition Agreement in any material respect (or where such covenant is qualified as to materiality, in any respect), and that no representation or warranty of Canadian Hydro in the Pre-Acquisition Agreement shall have been or become untrue in any material respect (or where such representation or warranty is qualified as to materiality, in any respect); provided that, other than a breach, non-performance or untruth which is not curable, Canadian Hydro shall have been provided with prompt written notice of such breach, non-performance or untruth and shall have had seven business days from receipt of such notice (or, if the Expiry Time is less than seven business days from the date of such notice, such lesser period of time) to cure such breach, non-performance or untruth to the satisfaction of the Offeror, acting reasonably; and the Offeror shall have received a certificate dated as of the expiry date of the Offer signed by the Chief Executive Officer and the Chief Financial Officer of Canadian Hydro, without personal liability, certifying that there has been no such breach, non-performance or untruth;

(f)

the Offeror shall have determined, in its sole judgment, acting reasonably, that there does not exist and has not occurred or been discovered since the commencement of the Original Offer any Material Adverse Change with respect to Canadian Hydro (or if there did exist or shall have occurred or been discovered any Material Adverse Change with respect to Canadian Hydro prior to the commencement of the Original Offer, such Material Adverse Change shall not have been disclosed generally or to the Offeror or the Offeror shall not have discovered such Material Adverse Change);

(g)

other than as disclosed in the Pre-Acquisition Agreement, including the Disclosure Letter, the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in the Public Record, which would have a Material Adverse Effect on Canadian Hydro or which, if the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated would have a Material Adverse Effect on Canadian Hydro;

(h)

with respect to the Shareholder Rights Plan: (i) the board of directors of Canadian Hydro shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of the Common Shares by the Offeror under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction; or (ii) the Offeror shall have determined in its sole judgment, acting reasonably, that the Shareholder Rights Plan does not provide rights to Shareholders to purchase any securities of Canadian Hydro as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction and does not and will not materially adversely affect the Offer or have a Material Adverse Effect on the Offeror either before, or on or following the consummation of, the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction; or (iii) a cease trading order or an injunction shall have been issued by the applicable Securities Regulatory Authorities that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; or (iv) a court of competent jurisdiction shall have made a final and non-appealable order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(i)

all non-governmental consents, approvals and waivers which the Offeror, acting reasonably, believes are required, under or pursuant to any contract, agreement, licence, lease, franchise or permit to which Canadian Hydro or any of its subsidiaries is bound or is subject (excluding the Canadian Hydro Credit Facilities), in connection with completion of the Offer, any Compulsory Acquisition Transaction or Subsequent Acquisition Transaction, shall have been obtained or received, except for those where the failure to obtain such consent, approval or waiver (either individually or in the aggregate) would not cause a Material Adverse Effect on Canadian Hydro and except for those otherwise agreed in writing by the Offeror and Canadian Hydro;

(j)

the Lock-up Agreements (as defined in Section 4, "Recent Developments – Lock-up Agreements") shall not have been terminated, and the parties to the respective Lock-up Agreements other than the Offeror shall have complied with the terms thereof in all material respects;

(k)

the Pre-Acquisition Agreement shall not have been terminated in accordance with its terms; and

(l)

all outstanding Canadian Hydro Options or warrants or any other rights or entitlements granted to purchase or otherwise acquire authorized and unissued Common Shares shall have been exercised in full, converted, repurchased as permitted by the Pre-Acquisition Agreement or irrevocably released, surrendered or waived.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror, at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror or any of its affiliates. The Offeror may waive any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of acts or otherwise.  The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

Any waiver of a condition or the termination or withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Toronto, Ontario. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice", and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn or terminated, the Offeror shall not be obligated to take up or pay for any Common Shares deposited under the Offer, and the Depositary will promptly return all certificates representing Deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror's expense as described in Section 8 of the Offer, "Return of Common Shares".

In this Notice of Variation and Extension:

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition Proposal" means any inquiry or the making of any proposal to Canadian Hydro from any Person, or Persons "acting jointly or in concert" (within the meaning of MI 62-104), whether or not in writing, which contemplates, relates to or could reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) the issuance, sale or other disposition (including by way of merger, amalgamation, arrangement, consolidation, share exchange or similar transaction) of 20% or more of the voting or equity securities of Canadian Hydro or any of its subsidiaries or otherwise granting a Person de facto control of Canadian Hydro; (ii) any acquisition of a substantial amount of assets of Canadian Hydro or any of its subsidiaries; (iii) an amalgamation, arrangement, merger, consolidation or other business combination involving Canadian Hydro or any of its subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Canadian Hydro or any of its subsidiaries; (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent, impair or delay the transactions contemplated by the Pre-Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to the Offeror under the Pre-Acquisition Agreement; or (vi) any public announcement of an intention to do any of the foregoing, but in all cases excluding the Offer or any transaction to which the Offeror or an affiliate of the Offeror is a party;

"Applicable Canadian Securities Laws" in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Time, as the foregoing apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Applicable Corporate Laws" in the context that refers to one or more Persons, means all corporate laws, including the ABCA, as the foregoing apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Applicable U.S. Securities Laws" in the context that refers to one or more Persons, means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time, including the U.S. Exchange Act, the U.S. Securities Act and SOX, as the foregoing may apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Canadian Hydro Credit Facilities" means, collectively the facilities and debt instruments disclosed under note 6 in the Canadian Hydro Financial Statements for the period ended June 30, 2009;

"Canadian Hydro Financial Statements" means, collectively, the audited consolidated financial statements of Canadian Hydro as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors' report thereon, and the unaudited consolidated financial statements of Canadian Hydro as at and for the six month periods ended June 30, 2009 and 2008, together with the notes thereto;

"Compulsory Acquisition" means an acquisition by the Offeror of Common Shares not tendered to the Offer pursuant to Part 16 of the ABCA;

"Disclosure Letter" means the disclosure letter dated as of October 4, 2009 from Canadian Hydro to the Offeror and TransAlta as amended, supplemented or otherwise agreed to between Canadian Hydro, the Offeror and TransAlta prior to the Effective Time;

"Effective Time" means the time that the Offeror shall have first taken up and paid for Common Shares pursuant to the terms of the Offer;

"Governmental Entity" means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign; (ii) any subdivision, agent, commission, board, regulatory authority, administrative agency or other authority of any of the foregoing; (iii) any self-regulatory authority including the TSX; or (iv) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Corporate Laws, Applicable Canadian Securities Laws and Applicable U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any change, effect, fact, circumstance, occurrence or event that, individually or in the aggregate: (a) is, or would reasonably be expected to be, materially adverse to the business, operations, assets, cash flow, liabilities, capitalization, financial condition or results of operations of such Person and its subsidiaries, taken as a whole; or (b) would reasonably be expected to prevent, impede, materially delay or materially impair the ability of Canadian Hydro or the Offeror to consummate the transactions contemplated by the Pre-Acquisition Agreement, including the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; provided, however, that neither a Material Adverse Change nor a Material Adverse Effect shall include any change, effect, fact, circumstance, occurrence or event relating to or resulting from: (i) general economic, financial, credit, currency exchange, securities or commodity prices in Canada or globally; (ii) conditions affecting the power generation industry in Canada as a whole, and not specifically relating to any Person and/or its subsidiaries; (iii) any decline in electricity prices on a current or forward basis; (iv) changes in Laws, including changes in Laws relating to Tax, or in interpretations thereof; (v) any matter which has been disclosed in the Public Record or has been communicated in writing to the Other Party as of the date hereof, except in each case to the extent of any changes, effects, facts, circumstances, occurrences or events that arise after the date hereof; (vi) the announcement of the transactions contemplated by the Pre-Acquisition Agreement or other communication by the Offeror or its affiliates of its plans or intentions (including in respect of employees) with respect to the business of Canadian Hydro or its subsidiaries, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with Canadian Hydro or any of its subsidiaries; (vii) the failure to meet analyst projections, in and of itself; (viii) changes in accounting principles; (ix) any natural disaster or any acts of war (whether or not declared), terrorism or sabotage, or any escalation or worsening thereof; or (x) any changes arising from matters permitted or contemplated by the Pre-Acquisition Agreement; or (xi) any changes consented to or approved in each case in writing by the Other Party following the date of the Pre-Acquisition Agreement; provided, however, that such change, effect, event, occurrence or state of facts referred to in clause (i), (ii), (iii), (iv), (viii), (ix) does not disproportionately adversely affect such Party and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the power generation industry;

"Other Party" means with respect to the Offeror, Canadian Hydro, and with respect to Canadian Hydro, the Offeror;

"Outside Date" means December 31, 2009, or such later date as may be agreed to in writing by TransAlta, the Offeror and Canadian Hydro;

"Person" includes any individual, sole proprietorship, partnership, firm, joint venture, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Entity, and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives of any other entity, whether or not having legal status;

"Public Record" means all documents and information filed by either Canadian Hydro or the Offeror, as the case may be, after December 31, 2008 with any Securities Regulatory Authority in compliance, or intended compliance, with Applicable Securities Laws;

"Securities Regulatory Authorities" means all applicable securities regulatory authorities, including: (i) the provincial and territorial securities regulatory authority in the provinces and territories of Canada in which Canadian Hydro is a reporting issuer (or the equivalent); (ii) all applicable federal and state securities regulatory authorities in the United States, including, without limitation, the United States Securities and Exchange Commission, in each case having or claiming jurisdiction over Canadian Hydro; and (iii) the TSX;

"Shareholder Rights Plan" means the shareholder rights plan agreement between Canadian Hydro and Computershare Trust Company of Canada dated as of April 24, 2008, as the same may be amended from time to time, and any other shareholder rights plan agreement that may be adopted by Canadian Hydro on or after October 4, 2009;

"SOX" means the Sarbanes-Oxley Act of 2002, including its rules and regulations;

"Subsequent Acquisition Transaction" means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving Canadian Hydro and/or its subsidiaries and the Offeror or an affiliate of the Offeror which, if successfully completed, will result in the Offeror or an affiliate of the Offeror owning, directly or indirectly, all of the Common Shares and/or all of the assets of Canadian Hydro; including transactions (which may include amendments to Canadian Hydro's articles and other constating documents) to provide, among other things, that Common Shares can be redeemed in the discretion of Canadian Hydro or mandatorily transferred to the Offeror in the discretion of Canadian Hydro or the Offeror, in each case for the consideration of Cdn.$5.25 per Common Share;

"subsidiary" has the meaning set forth in Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, as amended or replaced from time to time ("MI 62-104") (and, for greater certainty, includes all trusts or partnerships directly or indirectly owned by a Party) and, in the case of Canadian Hydro, shall include, without limitation, Pingston Power Inc., Anderson River Hydro Ltd., Cowley Ridge Wind Power Inc., Glacier Power Ltd., Canadian Gas & Electric Inc., Canadian Renewable Energy Corporation, GW Power Corporation, Kenwind Industries Ltd., Monashee Power Ltd., Revelstoke Hydro Power Ltd., Valisa Energy Incorporated, Vector Wind Energy Inc., Venterre NRG Inc. and Yellow Falls Power Limited Partnership;

"Superior Proposal" means any bona fide written Acquisition Proposal:  (i) to acquire not less than all of the outstanding Common Shares or assets of Canadian Hydro on a consolidated basis; (ii) that is not subject to financing; (iii) that did not result from a breach of any agreement between the Person making such Acquisition Proposal and Canadian Hydro or any of its affiliates or a breach of the Pre-Acquisition Agreement; (iv) that is not subject to a diligence access condition; and (v) that the board of directors of Canadian Hydro determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction that is (a) reasonably capable of completion in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal (including the conditions to such Acquisition Proposal and the Person making the Acquisition Proposal) and (b) more favourable from a financial point of view to Shareholders than that contemplated by the Offer;

"Tax" or "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes,  unemployment insurance, social insurance taxes, sales and use taxes, goods and services taxes, ad valorem taxes, royalties, duties, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property  governmental charges, stamp taxes, insurance taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other obligations of the same or of a similar nature to any of the foregoing taxes, and other taxes which the Offeror or Canadian Hydro (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

4.

Recent Developments

Pre-Acquisition Agreement

On October 4, 2009, TransAlta, the Offeror and Canadian Hydro entered into the Pre-Acquisition Agreement, which sets forth, among other things, the terms and conditions upon which the Offer is to be made by the Offeror. The following is a summary of the principal terms of the Pre-Acquisition Agreement.

The Offer

The Offeror agreed to amend the Original Offer, as amended by the Notices, by, among other things, increasing the purchase price for the Common Shares to $5.25 in cash per Common Share, extending the expiry time for the Offer to 3:00 p.m. (Calgary time) on October 20, 2009 (as the same may be extended by the Offeror) and revising the conditions of the Offer. The Offeror agreed to make the Offer on the terms and subject to the conditions set forth in the Pre-Acquisition Agreement, including the Minimum Condition and to mail the Offer by 11:59 p.m. (Calgary time) on October 16, 2009. The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided, however, that the Offeror may not, without the prior consent of Canadian Hydro: (i) modify or waive the Minimum Condition to less than 50% plus one of the issued and outstanding Common Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) provided that if the Offeror so modifies or waives the Minimum Condition it shall not take up any Common Shares pursuant to the Offer unless (A) more than 50% of the outstanding Common Shares held by Independent Shareholders, determined as at the close of business on the date of first take-up or payment for Common Shares under the Offer, have been deposited to the Offer and not withdrawn at the close of business on the date of first take-up or payment for Common Shares, (B) the Offeror makes a public announcement of the facts set forth above in (A) and extends the Offer for not less than 10 business days from the date of such public announcement and take-up and the Offer as so extended otherwise complies with the other conditions set forth herein; (ii) decrease the consideration per Common Share; (iii) change the form of consideration payable under the Offer (other than to add additional consideration); (iv) decrease the number of Common Shares in respect of which the Offer is made; or (v) impose additional conditions to the Offer which are, or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is, in the opinion of Canadian Hydro, acting reasonably, adverse to the Shareholders (it being understood that a waiver, in whole or in part, of any condition of the Offer or any extension of the Expiry Time in accordance with the Pre-Acquisition Agreement, is not adverse to the Shareholders).

Representations and Warranties of Canadian Hydro

The Pre-Acquisition Agreement contains a number of customary representations and warranties of Canadian Hydro relating to, among other things:  corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Pre-Acquisition Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of Canadian Hydro, including:  (i) public filings; (ii) financial statements; (iii) books and records; (iv) absence of certain changes or events; (v) litigation; and (vi) employment matters. The Pre-Acquisition Agreement also contains the Offeror's and TransAlta's representation and warranty that the Offeror has the required funds, or adequate financing arrangements (as that term is understood for the purposes of Section 2.27 of MI 62-104) for financing in place to ensure that the Offeror will have the required funds at the Expiry Time, to make full payment of the Offer Price in respect of all Common Shares that may be deposited to or acquired under the Offer.

Conduct of the Business of Canadian Hydro

The Pre-Acquisition Agreement sets out a series of restrictions that apply to Canadian Hydro from the time the Pre-Acquisition Agreement was signed until such agreement is terminated in accordance with its terms, including:  (i) a requirement for Canadian Hydro to carry on business in the ordinary course; (ii) Canadian Hydro shall not issue, redeem, purchase, split, combine or reclassify its securities; (iii) other than as disclosed to the Offeror, Canadian Hydro shall not (a) incur capital or operating expenditures in excess of a specified amount, (b) dispose of assets, (c) acquire entities or investments, (d) enter into joint venture, farm-out or partnering arrangements, (e) incur any indebtedness for borrowed money, (f) pay, discharge or satisfy material obligations or liabilities, (g) release or relinquish material contractual rights, (h) waive, release, transfer or grant any rights of material value or modify or change in any material respect any existing material licence, lease or contract, government land concession or development plan, or (i) enter into or terminate any swaps; (iv) Canadian Hydro shall maintain its insurance coverage; (v) Canadian Hydro shall (a) preserve intact its business organization and goodwill, (b) not take any action that would render inaccurate any representation made by it in the Pre-Acquisition Agreement, (c) notify the Offeror of any material governmental or third party complaints, and (d) confer with the Offeror on all material operational matters, and (vi) Canadian Hydro shall not create any new employee obligations or increase employee compensation or adopt or amend any bonus, profit sharing or other compensation or similar plans.

Non-Solicitation

In the Pre-Acquisition Agreement, Canadian Hydro agreed to immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than the Offeror and its representatives) conducted on or before the date of the Pre-Acquisition Agreement (including, without limitation, through any of Canadian Hydro's officers, directors, employees, financial advisors, legal counsel, representatives or agents ("Representatives")) with respect to any actual or potential Acquisition Proposal. Canadian Hydro further agreed that it would immediately request the return or destruction of all information provided to any third parties that had entered into a confidentiality agreement with Canadian Hydro relating to an actual or potential Acquisition Proposal.

Canadian Hydro also agreed that it would not and will not authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate, encourage or facilitate any Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish or otherwise afford access to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing; (iii) withhold, withdraw, modify or qualify in any manner which, in the opinion of the Offeror, acting reasonably, is adverse to the Offeror, the determination, approval or recommendation of the board of directors of Canadian Hydro with respect to the Pre-Acquisition Agreement or the Offer, or publicly propose to do any of the foregoing; (iv) accept, recommend, approve or remain neutral with respect to or publicly propose to accept, recommend, approve or remain neutral with respect to entering into an agreement to implement an Acquisition Proposal; (v) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information or "standstill" agreements, including, without limitation, any "standstill provisions" thereunder; or (vi) resolve or determine to do or take any action which would be reasonably likely to result in any of the foregoing.

However, the Pre-Acquisition Agreement also provides that Canadian Hydro may enter into or participate in negotiations or discussions with any party who (without any solicitation, initiation, encouragement or facilitation, directly or indirectly, after the date of the Pre-Acquisition Agreement) seeks to initiate such discussions or negotiations, provide or furnish such party with information concerning Canadian Hydro and its business, properties and assets and participate in or take any other action if such party has first made a bona fide written Acquisition Proposal and the board of directors of Canadian Hydro determines such Acquisition Proposal is or would be reasonably likely a Superior Proposal and further determines in good faith, after considering applicable law and receiving the written advice of outside legal counsel that such action is necessary in order for the board of directors of Canadian Hydro to comply with its fiduciary duties under applicable law and where such party executes and delivers a confidentiality and standstill agreement containing customary terms and conditions (and such confidentiality and standstill agreement provides for disclosure thereof, along with all information provided thereunder, to the Offeror) and Canadian Hydro may furnish such third party information concerning Canadian Hydro and its business, properties, assets, operations, prospects or conditions if, and only to the extent that:

(a)

the third party has first made a written bona fide Acquisition Proposal (the existence and substance of which has been disclosed to the Offeror) in respect of which the board of directors of Canadian Hydro determines in good faith is or would be reasonably likely to lead to a Superior Proposal; and

(b)

prior to furnishing or affording access to such information to or entering into or participating in any such discussions or negotiations with such third party, Canadian Hydro provides prompt written notice to the Offeror to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the applicable confidentiality agreement and, if not previously provided to the Offeror, copies of all information provided to such third party concurrently with the provision of such information to such third party; and provided further that Canadian Hydro shall notify the Offeror orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the third party making it, copies of all information provided to such third party (if not previously provided to the Offeror) and all other information reasonably requested by the Offeror), promptly following the receipt thereof, shall keep the Offeror informed of the status and details of any such inquiry, offer or proposal and answer the Offeror's questions with respect thereto.

In addition, the Pre-Acquisition Agreement provides that Canadian Hydro may comply with applicable laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Shareholders.

Right to Match

If Canadian Hydro receives a Superior Proposal, Canadian Hydro has agreed to give the Offeror, orally and in writing, at least five business days advance notice of any decision by the board of directors of Canadian Hydro to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that it has received an Acquisition Proposal which constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and Canadian Hydro shall provide a true and complete copy thereof and any amendments thereto and, if such Superior Proposal includes any non-cash consideration, shall include the value or range of values that the board of directors of Canadian Hydro has, in good faith and in consultation with its financial advisors, determined shall be ascribed to such non-cash consideration.  During such five business day period, Canadian Hydro has agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.  In addition, during such five business day period, Canadian Hydro has agreed to, and has agreed to cause its financial and legal advisors to, negotiate in good faith with the Offeror and its financial and legal advisors to make such amendments and adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable Canadian Hydro to proceed with the Offer as amended rather than the Superior Proposal; provided that, for greater certainty, the Offeror will have the right, but not the obligation, to offer to amend and adjust such term and conditions. If the Offeror proposes to amend the Pre-Acquisition Agreement and the Offer to provide that the holders of Common Shares, shall receive a value per Common Share equal to or having a value greater than the value per Common Share provided in the Superior Proposal and so advises the board of directors of Canadian Hydro prior to the expiry of such five business day period, the board of directors of Canadian Hydro shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer, and Canadian Hydro shall enter into an amended version of the Pre-Acquisition Agreement with the Offeror reflecting such proposed amendments.

Discharge of Fiduciary Duties

Canadian Hydro may accept and enter into an agreement to implement a Superior Proposal from a third party only if:  (i) the board of directors of Canadian Hydro has concluded in good faith, after considering all of the Offeror's proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer, and after receiving the advice of outside counsel that the taking of such action is necessary for the board of directors of Canadian Hydro to discharge its fiduciary duties under applicable laws; (ii) Canadian Hydro has complied with its obligations respecting the Offeror's right to match as set out in the Pre-Acquisition Agreement; (iii) Canadian Hydro terminates the Pre-Acquisition Agreement in accordance with its terms; and (iv) Canadian Hydro concurrently with such termination pays the Termination Fee to the Offeror.

Termination Fee

Canadian Hydro has agreed to pay to the Offeror a termination fee of $25 million (the "Termination Fee") in the event that (and provided that the Offeror and TransAlta are not in default of any of their material obligations under the Pre-Acquisition Agreement):

(a)

the board of directors of Canadian Hydro:

(i)

withdraws or redefines, modifies or changes in any manner which in the opinion of the Offeror, acting reasonably, is adverse to the Offeror, its determination, approval or recommendation with respect to the Offer, or resolves to do so or makes a public announcement to that effect;

(ii)

recommends that Shareholders deposit or tender their Common Shares to, vote in favour of or otherwise accept, an Acquisition Proposal; or

(iii)

fails to publicly reaffirm and maintain its approval or recommendation of the Offer to Shareholders as soon as practicable (and in any event within three business days) of any written request to do so by the Offeror or after the public announcement or commencement of, or the public announcement of a bona fide intention to make or propose, any bona fide Acquisition Proposal or any variation of an existing bona fide Acquisition Proposal (or if the Offer is scheduled to expire prior to the end of that three business days, prior to the scheduled expiry of the Offer);

(b)

the Agreement is terminated by Canadian Hydro in order to permit Canadian Hydro to enter into a binding written agreement with any Person in respect of an Acquisition Proposal (other than an acceptable confidentiality agreement);

(c)

Canadian Hydro shall have breached or shall not have performed any covenant to be performed by it under the Pre-Acquisition Agreement in any material respect, or if any representation or warranty of Canadian Hydro shall have been or become untrue in any material respect, and provided that, other than a breach, non-performance or untruth which is not curable, Canadian Hydro shall have been provided with prompt written notice of such breach, non-performance or untruth and shall have had seven business days from receipt or such notice (or, if the Expiry Time is less than seven business days from the date of such notice, such lesser period of time) to cure such breach, non-performance or untruth to the satisfaction of the Offeror, acting reasonably; or

(d)

a bona fide Acquisition Proposal (or amendment thereto) is publicly announced, proposed, offered or made to Shareholders or to Canadian Hydro prior to the Expiry Time of the Offer and upon the Expiry Time of the Offer the Minimum Condition of the Offer has not been satisfied, and within 12 months of the Expiry Time Canadian Hydro shall have entered into a definitive agreement in respect of an Acquisition Proposal with, or an Acquisition Proposal is consummated by Canadian Hydro with, any Person.

Options

Canadian Hydro has agreed to use its reasonable commercial efforts to encourage and facilitate all Persons holding Canadian Hydro Options to exercise their Canadian Hydro Options prior to the Expiry Time and to deposit all Common Shares issued in connection therewith to the Offer.  All Canadian Hydro Options which have been tendered to Canadian Hydro for exercise, conditional on the Offeror taking up the Common Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised immediately prior to the Expiry Time.  The Offeror has agreed to accept, as validly tendered under the Offer, as of the Effective Time, all Common  Shares which are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Canadian Hydro Options indicate that such shares are tendered pursuant to the Offer and provided that such holder agrees to surrender their remaining unexercised Canadian Hydro Options to Canadian Hydro for cancellation for no consideration effective immediately after the Effective Time.   The board of directors of Canadian Hydro has resolved to accelerate vesting of all Canadian Hydro Options and all Canadian Hydro Options are exercisable and fully vested.

The Offeror and Canadian Hydro have agreed that, to the extent holders of Canadian Hydro Options do not exercise such Canadian Hydro Options and tender Common Shares that would be received upon such exercise, Canadian Hydro may agree with such remaining holders of Canadian Hydro Options that, in lieu of such Persons exercising their Canadian Hydro Options, Canadian Hydro will pay to such Persons the difference between the exercise price of their Canadian Hydro Options and the Offer Price, immediately after the Expiry Time of the Offer, in exchange for the termination of their Canadian Hydro Options and provided that such holders agree to surrender their remaining unexercised Canadian Hydro Options to Canadian Hydro for cancellation for no consideration effective immediately after the Effective Time.  Canadian Hydro may also pay to the holders of Canadian Hydro Options which are "out-of-the-money" an amount not exceeding $0.01 per Canadian Hydro Option in order to induce such holders to surrender and terminate their Canadian Hydro Options.

Termination

Subject to its terms, the Pre-Acquisition Agreement may be terminated in the following circumstances at any time prior to the Effective Time:

(a)

by the Offeror: (i)  if the Offer has been terminated, withdrawn or expires without the Offeror taking up any Common Shares thereunder; or (ii) at the Expiry Time if any condition to the Offer has not been satisfied or waived by the Offeror at the Expiry Time;

(b)

by Canadian Hydro if the Offer has been terminated, withdrawn or expires without the Offeror taking up any Common Shares thereunder;

(c)

by Canadian Hydro if the Offeror shall have breached or shall not have performed any covenant to be performed by it under the Pre-Acquisition Agreement in any material respect, or if any representation or warranty of the Offeror in the Pre-Acquisition Agreement shall have been or become untrue in any material respect, provided that: (i) other than a breach by the Offeror which is not curable, the Offeror shall have been provided with prompt written notice of such breach, non-performance or untruth and shall have had seven business days from receipt of such notice (or, if the Expiry Time is less than seven business days from the date of such notice, such lesser period of time) to cure such breach, non-performance or untruth to the satisfaction of Canadian Hydro, acting reasonably; (ii) such breach, non-performance or untruth prevents the consummation of the transactions contemplated by the Pre-Acquisition Agreement; and (iii) Canadian Hydro is not in breach of the Pre-Acquisition Agreement in circumstances which would then permit the Offeror to terminate the Pre-Acquisition Agreement as a result of the Termination Fee becoming payable (disregarding any applicable cure periods for such purpose);

(d)

by either the Offeror or Canadian Hydro at any time following the Outside Date provided that: (i) if the Effective Time has not occurred prior to the Outside Date as a result of the breach by the party seeking to terminate the Pre-Acquisition Agreement of any covenant, obligation, representation or warranty of such party under the Pre-Acquisition Agreement, such party shall not be permitted to so terminate the Pre-Acquisition Agreement; and (ii) if the Offeror's take-up and payment for Common Shares deposited under the Offer is delayed by: (A) any order, decree, ruling or other action by any governmental entity or securities regulatory authority; or (B) the Offeror not having obtained any required regulatory approval, order, ruling, exception or consent, then provided that such order, decree, ruling or other action is being contested or appealed, or such regulatory approval, order, ruling, exception or consent is being actively sought, as applicable, the Outside Date shall be extended to the earlier of: (1) 180 days after the date of the Pre-Acquisition Agreement; and (2) the 12th business day following the date on which such order, decree, ruling or other action ceases to be in effect on such regulatory approval, order, ruling, exception of consent is obtained on terms and conditions satisfactory to the Offeror, acting reasonably, as applicable;

(e)

by Canadian Hydro in order to permit Canadian Hydro to enter into a binding agreement with any third party in respect of a Superior Proposal (other than an acceptable confidentiality agreement); provided that, Canadian Hydro has complied with the provisions set forth above in this Section 4, "Recent Developments – Pre-Acquisition Agreement – Non-Solicitation" and Canadian Hydro pays the Termination Fee to the Offeror concurrent with such termination;

(f)

by the Offeror if the Termination Fee becomes payable by Canadian Hydro to the Offeror in any of the circumstances contemplated by (a) or (c) above in this Section 4, "Recent Developments – Pre-Acquisition Agreement – Termination Fee" (provided that, in the case of a proposed termination arising out of (c), the Offeror is not then in breach of the Pre-Acquisition Agreement in circumstances which would then permit Canadian Hydro to terminate the Pre-Acquisition Agreement pursuant to (c) immediately above (disregarding any applicable cure periods for such purpose));

(g)

by either the Offeror or Canadian Hydro if any law makes the making or completion of the Offer or the transactions contemplated by the Pre-Acquisition Agreement illegal or otherwise prohibited; provided that, if prohibited by way of order, decree, ruling or similar action by any securities regulatory authority or other governmental entity, such order decree, ruling or other action shall have become final and non-appealable and the party seeking to terminate the Pre-Acquisition Agreement shall have used all commercially reasonable efforts to remove such order, decree, ruling or other action; or

(h)

by mutual written consent of the Offeror and Canadian Hydro.

Guarantee

Pursuant to the Pre-Acquisition Agreement, TransAlta has guaranteed, covenanted and agreed to be jointly and severally liable with the Offeror for the due and punctual performance of the obligations of the Offeror under the Pre-Acquisition Agreement.

Lock-up Agreements

All of the directors and officers of Canadian Hydro, who currently hold an aggregate of 6,019,615 Common Shares representing approximately 4.2% of the outstanding Common Shares (assuming that all Canadian Hydro Options with an exercise price less than Cdn.$5.25 per Common Share are exercised), have entered into lock-up agreements with the Offeror (collectively, the "Lock-up Agreements"). Under the terms of the Lock-up Agreements, such directors and officers have agreed to tender, and not withdraw, all of their Common Shares (together with any Common Shares they may acquire upon exercise of Canadian Hydro Options, if any) to the Offer.

Each Lock-Up Agreement shall terminate in the event that the Pre-Acquisition Agreement is terminated in accordance with its terms. In the event of such termination, such tendering Shareholders shall be entitled to withdraw all of the Common Shares deposited in accordance with the terms of the Offer.

5.

Source of Funds

The first paragraph of Section 12 of the Circular, "Source of Funds", is deleted in its entirety and replaced with the following:

The Offeror estimates that if it acquires all of the Common Shares pursuant to the Offer, the total amount of cash required for the purchase of the Common Shares will be approximately $765 million (assuming the conversion, exchange or exercise of all outstanding Canadian Hydro Options with an exercise price less than the Offer Price).  The Offeror will satisfy or arrange for the satisfaction of such funding requirements through cash to be made available to the Offeror by TransAlta from its existing cash resources, existing credit facilities and new committed credit facilities in the amount of $1.22 billion.  The Offeror's obligation to purchase the Common Shares tendered to the Offer is not subject to any financing condition.  TransAlta proposes to repay the new committed credit facilities with permanent long-term debt funding. In addition, TransAlta may repay a portion of the new committed credit facilities with proceeds from a future $350 million to $400 million equity offering.

6.

Time of Acceptance

The Offer is open for acceptance until 3:00 p.m. (Calgary time) on October 20, 2009, unless withdrawn or further extended. See Section 2 of the Offer, "Time for Acceptance".

7.

Manner of Acceptance

Common Shares may be deposited to the Offer in accordance with the provisions set forth in Section 3 of the Offer, "Manner of Acceptance".

8.

Take Up and Payment for Deposited Common Shares

If all the terms and conditions referred to in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for all of the Common Shares validly deposited under the Offer, and not properly withdrawn pursuant to Section 7 of the Offer, "Right to Withdraw Deposited Common Shares", not later than 10 days after the Expiry Time. The Offeror shall pay for Common Shares that it has taken up as soon as possible, and in any event not later than the earlier of three business days after the Common Shares are taken up and 10 days after the Expiry Time. Any Common Shares deposited pursuant to the Offer after the first date on which the Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

Shareholders are referred to Section 6 of the Offer, "Take up and Payment for Deposited Common Shares", for further details as to the take up of and payment for deposited Common Shares under the Offer.

9.

Right to Withdraw Deposited Common Shares

Except as otherwise stated in Section 7 of the Offer, "Right to Withdraw Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)

at any time before the Common Shares have been taken up by the Offeror;

(b)

at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs prior to the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares and an extension of the time for deposit to not later than 10 days after the date of notice of variation or a variation in the terms of the Offer consisting solely of a waiver of one or more of the conditions of the Offer);

is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by the Courts or applicable Securities Regulatory Authorities; or

(c)

if the Common Shares have not been paid for by the Offeror within three business days after having been taken up.

Shareholders are referred to Section 7 of the Offer, "Right to Withdraw Deposited Common Shares", for further details as to the withdrawal of deposited Common Shares under the Offer.

10.

Consequential Amendments to the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice of Variation and Extension are deemed to be made where required to the Original Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as amended by the Notices. Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 3:00 p.m. (Calgary time) on October 20, 2009 as the Expiry Time. Except as varied hereby or by the Notices, all terms of the Original Offer remain in effect, unamended.

11.

Statement of Rights

Securities legislation in the provinces and territories of Canada provides security holders of Canadian Hydro with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

12.

Approval of Notice of Variation and Extension

The contents of this Notice of Variation and Extension have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of each of the Offeror and TransAlta.

APPROVAL AND CERTIFICATE OF 1478860 ALBERTA LTD.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED:  October 8, 2009

(Signed) Dawn L. Farrell	(Signed) Brian Burden
President	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Dawn L. Farrell	(Signed) Kenneth S. Stickland
Director	Director

APPROVAL AND CERTIFICATE OF TRANSALTA CORPORATION

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED:  October 8, 2009

(Signed) Stephen G. Snyder	(Signed) Brian Burden
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) William D. Anderson	(Signed) Donna Soble Kaufman
Director	Director

The Depositary for the Offer is:

CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West, Securities Level
Toronto, Ontario	Toronto, Ontario
M5C 2K4	M5L 1G9
Attention: Corporate Restructures	Attention: Corporate Restructures

Toll Free (North America): 1-800-387-0825

Overseas: (416) 643-5500

Email: inquiries@cibcmellon.com

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

100 University Avenue, 11th Floor

Toronto, Ontario, Canada

M5J 2Y1

North American Toll Free Number: 1-866-783-6752

Bank, Brokers and collect calls: 1-212-806-6859

The Dealer Managers for the Offer are:

RBC Dominion Securities Inc.	Goldman Sachs Canada Inc.
200 Bay Street, 4th Floor	1310, 311 – 6th Avenue S.W.
Royal Bank Plaza, South Tower	Calgary, Alberta T2P 3H2
Toronto, Ontario M5J 2W7	Telephone: (403) 269-1333
Telephone: (416) 842-5596

Any questions and requests for assistance may be directed by Shareholders to the Depositary, the Information Agent or the Dealer Managers at their respective telephone numbers and locations set forth above.